Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/06/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
    Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    609-897-7315

6. Provide the name and address of counsel for the applicant:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    Miami International Securities Exchange, LLC
    7 Roszel Road, Suite 5-A
    Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

  (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

  (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: July 6, 2017   By: _____
                                 Barbara J. Comly
                                 EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 6th day of July, 2017.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC. [Updated]

1. *Name:* Miami International Holdings, Inc.
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions:* Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc. [Updated]

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Associate General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Information Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Tia Toms	Vice President – Administration
Richard Rudolph	Vice President and Senior Counsel

Name	Title
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. [No change]

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc. [No Change]

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc. [No Change]

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

B.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC [Updated]

1.   *Name*: Miami International Technologies, LLC
     Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4.   *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8.   *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC [Updated]

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President and Associate General Counsel
Harish Jayabalan	Vice President – Technical Support and Product Specialist
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC [No change]

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

C.   MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [No Change]

1. *Name:* Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

D.   MIAX GLOBAL, LLC [No Change]

1.   *Name:* MIAX Global, LLC
      Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4.   *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions:* MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6.   *A copy of the constitution:* Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

    ### Officers of MIAX Global, LLC

    The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer
Jeromee Johnson	Executive Vice President – Head of International Market Development

    ### Directors of MIAX Global, LLC

    The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

E. MIAX PEARL, LLC [Updated]

1. *Name:* MIAX PEARL, LLC
    Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation:* MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX PEARL, LLC [Updated]

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management

Name	Title
John Masserini	Chief Information Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of MIAX PEARL, LLC [No change]

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Richard Herr
H. Dale Herring
Lawrence E. Jaffe
Sebastiaan Koeling
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC [No change]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   Name.

2.   Title.

3.   Dates of commencement and termination of term of office or position.

4.   Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1.   **Officers of Miami International Securities Exchange, LLC   [Updated]**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Information Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC** **[No change]**

The following persons are the directors and Board observers of the Exchange as of March 10, 2017:

DIRECTORS			
Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	President & CEO – Global Execution Brokers, LP
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2018	Attorney
Robert P. Castrignano	Industry	Class II – 2018	Principal – Equities Division – Sandler O'Neill & Partners, L.P.
John DiBacco, Jr.	Industry	Class II – 2018	Global Head of Equities Trading – KCG

DIRECTORS			
Name	Classification	Term of Office	Type of Business
John A. Kinahan	Industry/Member Representative	Class II – 2018	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2018	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
William J. O'Brien IV	Non-Industry	Class II – 2018	Senior Vice President, Oil & Gas – O'Brien Energy Company, LLC
Michael P. Ameen	Non-Industry	Class III – 2019	Executive Vice President and Chief Financial Officer – O'Brien Resources, LLC
Marianne Deane	Non-Industry/ Independent	Class III – 2019	Community Volunteer
Kurt M. Eckert	Industry/Member Representative	Class III – 2019	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2019	Board of Trustees – The Hun School of Princeton; President of the Maxwell Place Condominium Association
Paul Jiganti	Industry/Member Representative	Class III – 2019	Managing Director Options Business Development – IMC Financial Markets
Miguel Moratiel	Non-Industry	Class III – 2019	Manager – MDR Inversiones, S.L.
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2019	President – Phoenix Ventures, LLC
Talal Jassim Al-Bahar	Industry	Class I – 2020	Chairman – IFA Hotels & Resorts; Vice Chairman – International Financial Advisors

DIRECTORS			
Name	Classification	Term of Office	Type of Business
Meaghan Dugan	Industry/Member Representative	Class I – 2020	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2020	Attorney
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2020	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2020	President – The Teekell Company, Inc.
OBSERVERS			
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Harrington	Industry	So long as qualified under Equity Rights Program	Head of Client Relationships – Citadel, LLC

3. **Committees of Miami International Securities Exchange, LLC** [No change]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Michael P. Ameen	Non-Industry
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/ Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Kurt M. Eckert	Industry/Member Representative

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
J. Gray Teekell	Non-Industry/Independent

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
Meaghan Dugan	Industry/Member Representative
Kurt M. Eckert	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
William J. O'Brien IV	Non-Industry
J. Gray Teekell	Non-Industry/Independent

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of July 5, 2017, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 44

As of 05-Jul-17

ABN AMRO CLEARING CHICAGO LLC	Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400	MIAX Membership Activities:
Chicago IL 60604 Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC	Approval Date: 4/17/2017
333 S. Wabash Avenue, Suite 2600	MIAX Membership Activities:
Chicago IL 60604 Tele #: (312) 994-4640	REGULAR MARKET MAKER
APEX CLEARING CORPORATION	Approval Date: 11/18/2015
350 N. St. Paul, Suite 1300	MIAX Membership Activities:
Dallas TX 75201 Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	Approval Date: 12/7/2012
745 Seventh Avenue	MIAX Membership Activities:
New York NY 10019 Tele #: (212) 526-7000	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	Approval Date: 10/10/2014
3 Times Square, 27th Floor	MIAX Membership Activities:
New York NY 10036 Tele #: (212) 885-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.	Approval Date: 4/21/2014
787 Seventh Avenue	MIAX Membership Activities:
New York NY 10019 Tele #: (212) 841-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	Approval Date: 12/7/2012
131 South Dearborn Street	MIAX Membership Activities:
Chicago IL 60603 Tele #: (312) 395-2100	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	Approval Date: 12/7/2012
11 Ewall Street	MIAX Membership Activities:
Mt. Pleasant SC 29464 Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC	Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl.	MIAX Membership Activities:
Chicago IL 60604 Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	Approval Date: 12/7/2012
11 Madison Avenue, 3rd Floor	MIAX Membership Activities:
New York NY 10010 Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	Approval Date: 11/2/2015
101 Montgomery Street, Ste. 700	MIAX Membership Activities:
San Francisco CA 94104 Tele #: (415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	Approval Date: 12/7/2012
311 S. Wacker Drive, Ste. 1000	MIAX Membership Activities:
Chicago IL 60606 Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	Approval Date: 1/25/2013
60 Wall Street	MIAX Membership Activities:
New York NY 10005 Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C.	Approval Date: 8/31/2015
540 West Madison, Ste. 2500	MIAX Membership Activities:
Chicago NY 60661 Tele #: (312) 542-3231	ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP		Approval Date:	12/7/2012
401 City Avenue, Ste. 200		**MIAX Membership Activities:**	
Bala Cynwyd PA 19004	Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
GOLDMAN SACHS & CO. LLC		Approval Date:	1/15/2013
200 West Street		**MIAX Membership Activities:**	
New York NY 10282	Tele #: (212) 902-1000	ALL MEMBERSHIPS	
GROUP ONE TRADING LP		Approval Date:	10/20/2014
440 South La Salle, Ste. 3232		**MIAX Membership Activities:**	
Chicago IL 60605	Tele #: (312) 347-8864	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW	
HILLTOP SECURITIES INC.		Approval Date:	2/8/2013
1201 Elm Street, Ste. 3500		**MIAX Membership Activities:**	
Dallas TX 75270	Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE	
HRT FINANCIAL LLC		Approval Date:	3/29/2017
32 Old Slip, 30th Floor		**MIAX Membership Activities:**	
New York NY 10005	Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS		Approval Date:	8/26/2014
233 South Wacker Drive, #4300		**MIAX Membership Activities:**	
Chicago IL 60606	Tele #: (312) 244-3300	ALL MARKET MAKER CLASSES	
INSTINET, LLC		Approval Date:	3/27/2013
309 West 49th Street		**MIAX Membership Activities:**	
New York NY 10019	Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
INTERACTIVE BROKERS LLC		Approval Date:	12/7/2012
One Pickwick Plaza, 2nd Fl.		**MIAX Membership Activities:**	
Greenwich CT 06830	Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
ITG DERIVATIVES LLC		Approval Date:	12/7/2012
601 S. LaSalle, Ste. 300		**MIAX Membership Activities:**	
Chicago IL 60605	Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
J.P. MORGAN SECURITIES LLC		Approval Date:	12/7/2012
383 Madison Avenue		**MIAX Membership Activities:**	
New York NY 10179	Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
JEFFERIES LLC		Approval Date:	9/15/2014
520 Madison Avenue		**MIAX Membership Activities:**	
New York NY 10022	Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
KCG AMERICAS LLC		Approval Date:	12/7/2012
300 Vesey Street		**MIAX Membership Activities:**	
New York NY 10282	Tele #: (201) 386-2891	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.		Approval Date:	12/7/2012
One Bryant Park, 6th Fl.		**MIAX Membership Activities:**	
New York NY 10036	Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT		Approval Date:	12/7/2012
One Bryant Park		**MIAX Membership Activities:**	
New York NY 10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MORGAN STANLEY & CO. LLC		Approval Date:	12/7/2012
1585 Broadway		**MIAX Membership Activities:**	
New York NY 10036	Tele #: (212) 761-4000	ALL MEMBERSHIPS	
OPTIVER US LLC		Approval Date:	1/27/2015
130 E. Randolph Street, Ste. 1300		**MIAX Membership Activities:**	
Chicago IL 60601	Tele #: (312) 821-9500	REGULAR MARKET MAKER	
PEAK6 CAPITAL MANAGEMENT LLC		Approval Date:	7/22/2015
141 W. Jackson Blvd., Ste. 500		**MIAX Membership Activities:**	
Chicago IL 60604	Tele #: (312) 444-8700	ELECTRONIC EXCH. MEMBER: ORDER FLOW	

PERSHING LLC 1 Pershing Plaza, 10th Fl. Jersey City NJ 07399 Tele #: (201) 413-2000	Approval Date: 3/12/2013 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP Three Greenway Plaza Houston TX 77046 Tele #: (713) 333-5440	Approval Date: 4/7/2015 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC 230 So. LaSalle St., Ste. 4-100 Chicago IL 60604 Tele #: (312) 360-2440	Approval Date: 9/20/2013 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP 401 City Avenue, Ste. 201 Bala Cynwyd PA 19004 Tele #: (610) 617-2600	Approval Date: 11/23/2016 **MIAX Membership Activities:** REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220 Bala Cynwyd PA 19004 Tele #: (610) 617-2600	Approval Date: 12/7/2012 **MIAX Membership Activities:** PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC One Pickwick Plaza, Ste. 200 Greenwich CT 06830 Tele #: (203) 618-5800	Approval Date: 12/7/2012 **MIAX Membership Activities:** ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC 1285 Avenue of the Americas New York NY 10019 Tele #: (203) 719-3000	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC 250 Vesey Street, Ste. 2601 New York NY 10281 Tele #: (646) 484-3000	Approval Date: 5/31/2013 **MIAX Membership Activities:** ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC 2800 Niagara Lane North Plymouth MN 55447 Tele #: (952) 345-6611	Approval Date: 5/13/2015 **MIAX Membership Activities:** REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard, Suite 900 Los Angeles CA 90017 Tele #: (213) 688-8090	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202 Tele #: (704) 715-6133	Approval Date: 4/11/2014 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604 Tele #: (312) 884-4000	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604 Tele #: (312) 884-3490	Approval Date: 12/7/2012 **MIAX Membership Activities:** PRIMARY LEAD & LEAD MARKET MAKER